Exhibit (a)(1)(U)

Offer to Purchase for Cash
by
The Home Depot, Inc.
of
Up to 250 Million Shares of its Common Stock
at a Purchase Price not greater than $42.00 nor less than $37.00 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, AUGUST 31, 2007, UNLESS THE OFFER IS EXTENDED.

August 10, 2007

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

We have been appointed by The Home Depot, Inc., a Delaware corporation (the “Company”), to act as Lead Dealer Manager and Co-Dealer Manager in connection with its offer to purchase for cash up to 250 million shares of its common stock, $0.05 par value per share, at a price not greater than $42.00 nor less than $37.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 2007, as amended and supplemented by the Supplement to the Offer to Purchase, dated August 10, 2007 (the “Offer to Purchase”) and the related Amended Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to your clients for whom you hold shares registered in your name or in the name of your nominee. Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company.

Enclosed with this letter are copies of the following documents:

1. Supplement to the Offer to Purchase, dated August 10, 2007;

2. Amended Letter of Transmittal (including Form W-9), for your use in accepting the Offer and tendering shares of and for the information of your clients;

3. Letter to Clients, for you to send to your clients for whose account you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4. Amended Notice of Guaranteed Delivery, to be used to accept the Offer in the event you are unable to deliver the share certificates, together with all other required documents, to the Depositary before the Expiration Time, or if the procedure for book-entry transfer cannot be completed before the Expiration Time; and

5. Return envelope addressed to Computershare, Inc., as the Depositary.

The Company’s Board of Directors has approved the making of the Offer. However, neither the Company, its Board of Directors, the Lead Dealer Manager and Co-Dealer Manager, Computershare, Inc. as the Depositary nor D. F. King & Co., Inc. as the Information Agent makes any recommendation to your clients as to whether to tender or refrain from tendering their shares or as to the purchase price or purchase prices at which they may choose to tender their shares. Your clients must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which they will tender them.

Certain conditions to the Offer are described in Section 7 of the Offer to Purchase. All tenders must be in proper form as described in Section 3 of the Offer to Purchase to be valid.

We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, August 31, 2007, unless the offer is extended or earlier terminated.

Under no circumstances will interest be paid on the purchase price of the shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such shares.

The Company will not pay any fees or commissions to any broker or dealer or other person (other than the Lead Dealer Manager, the Co-Dealer Manager, the Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer (see Section 5 of the Offer to Purchase).

As withholding agent for your clients, you are instructed to withhold on the gross proceeds of the Offer paid to your clients that are non-U.S. persons (as determined for U.S. federal income tax purposes) as if all such gross proceeds are dividends for U.S. federal income tax purposes, in accordance with appropriate, accepted procedures. The determination of whether any portion of the gross proceeds paid to a beneficial holder is treated as a dividend for U.S. federal income tax purposes depends on the individual circumstances of the beneficial holder, which neither we nor you know. This withholding is disclosed in the Offer to Purchase.

Questions and requests for assistance or for additional copies of the enclosed material may be directed to the Information Agent at the telephone number and address listed below.

The Information Agent for the Offer is:

D. F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Shareholders Call Toll-Free: 800-628-8536
Banks and Brokers Call Collect: 212-269-5550

Very truly yours,

LEHMAN BROTHERS INC.
Lead Dealer Manager

and

MERRILL LYNCH & CO.
Co-Dealer Manager

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Lead Dealer Manager, the Co-Dealer Manager, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

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